Exhibit 2.1

ASSET PURCHASE AGREEMENT

         This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated February 8, 2016 by and among (a) George Rivera, an individual resident of Texas with his principal address at 1108 Lavaca Street, Suite 110-338, Austin, Texas 78701; Mary Rusfeldt, an individual resident of Texas with his principal address at 1108 Lavaca Street, Suite 110-338, Austin, Texas 78701; and  Chad Hamzeh, an individual resident of California with his principal address at 1108 Lavaca Street, Suite 110-338, Austin, Texas 78701 (collectively “Sellers”); (b) Beyond Human, LLC, a Texas limited liability corporation with its principal address 1108 Lavaca Street, Suite 110-338, Austin, Texas 78701 (the “Company”); and (c) Innovus Pharmaceuticals, Inc., a Nevada corporation with its principal address at 9171 Towne Center Drive, Suite 440, San Diego, CA 92122 (the “Buyer”).

RECITALS:

WHEREAS, the Sellers own 100% of the membership interests of the Company;

WHEREAS, the Company is engaged in the business of selling sexual health, pain and other products direct to customers through its website (the “Business”);

WHEREAS, the Company owns the Purchased Assets (as defined below in this Agreement); and utilizes and sells the Products (as defined below) in the Business; and

WHEREAS, the Sellers and the Company desire to enter into this Agreement to sell the Purchased Assets to the Buyer free and clear of any and all encumbrances as described herein and the Buyer desires to purchase the Purchased Assets upon the terms and conditions as described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT:

ARTICLE I. DEFINITIONS

          As used in this Agreement, the following defined terms have the meanings described below:

    1.1     ”Action or Proceeding” means any action, suit, proceeding, arbitration, order, inquiry, hearing, assessment with respect to fines or penalties, or litigation (whether civil, criminal, administrative, investigative or informal) threatened, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

    1.2     ”Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. “Control” and, with correlative meanings, the terms “controlled by” and “under common control with” means the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, resolution, regulation or otherwise.

    1.3     ”Business” shall have the meaning described in the preamble to this Agreement.

    1.4   “Change of Control” means with respect to the Buyer, any change in the ownership of the shares of Buyer by more than fifty percent (50%) from that existing on the Closing Date.

    1.5    “Closing Date” means the date of closing of this Agreement as described in Section 3.5 of this Agreement.

    1.6     ”Commercialization Rights” shall mean all rights (other than the Intellectual Property Rights) owned or controlled by the Sellers and the Company, including, but not limited to, the right to manufacture, have manufactured, use, offer to sell, sell, import and export including all regulatory filings, inventory, marketing materials, contracts, manufacturing agreements, online and retail accounts distributions agreements and all other rights, to commercialize the Product and the Business in the Territory.

    1.7     “Contract” means any and all legally binding commitments, contracts, purchase orders, leases, or other agreements, whether written or oral relating to the Purchased Assets or the Business.

    1.8    ”Encumbrance” means any mortgage, pledge, assessment, security interest, deed of trust, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale or title retention agreement or other agreement to give any of the foregoing in the future.

    1.9    ”Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or other country, or any supra-national organization, state, county, city or other political subdivision.

    1.10   ”Gross Revenues” shall mean the total amount of revenues that the Buyer shall make per month or quarter relating to sales of any of the Products in the Territory.

    1.11   “Purchased Intellectual Property Rights” shall mean all intellectual property rights (including, but not limited to, the Patents, Patent Applications, Trademarks and Trademark Applications) owned or controlled by Sellers and the Company including, but not limited to, trade secrets, know-how, copyrights, design rights and domain names and all other forms of intellectual property relating to the Products in the Territory.

    1.11   “Knowledge” with respect to any Party, means the actual knowledge of the officers (or persons performing similar functions) of such Party, after reasonable inquiry.

    1.12   ”Law” means any federal, state or local law, statute or ordinance, or any rule, regulation, or published guidelines promulgated by any Governmental Authority.

    1.13   “Party” means each of the Sellers, the Company and Buyer.

    1.14   ”Patents” and “Patent Applications” shall mean those patent and patent applications, if any, owned or controlled by Sellers and the Company relating to the Product in the Territory as listed in Exhibit A attached hereto

    1.15   “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

    1.16  ”Product(s)” mean all the following products of the Company:  (a) Beyond Human Growth Agent, (b) Blood Sugar Support, (c) Eagle Vision Colon Cleanse, (d) Eagle-Vision Krill Oil, (e) Eagle-Vision Support, (f) Beyond Human Colon, (g) Beyond Human Fish Oil, (h) Natural Testosterone Booster, (i) Omega 3 Fish Oil EPA/DHI and (j) Green Coffee GCBE, product formulations and any other formulation developed or in development and presentations including any dispenser included therein all as described in Exhibit A attached hereto.

    1.17  “Purchased Assets” means the Products, the existing Product inventory and all of the Intellectual Property, data, documentation, customer lists and files, contracts, licenses, business plans and related assets of the Seller relating to the Products as described in Exhibit A attached hereto.  The Purchased Assets do not include the Retained Rights.

    1.18   “Taxes” shall mean any payments owed by any Party to a governmental entity relating to the Purchased Assets and the Business.

    1.19   “Territory” shall mean worldwide.

    1.20   “Trademark” and “Trademark Applications” shall mean those trademark and trademark applications owned or controlled by Sellers and the Company relating to the Products in the Territory as listed in Exhibit C attached hereto.

ARTICLE II. PURCHASE AND SALE OF PURCHASED ASSETS

    2.1    Purchase and Sale of Purchased Assets. Subject to the terms and conditions of this Agreement, on the Closing Date, Sellers and the Company shall sell, transfer, convey, assign and deliver to Buyer, free and clear from all Encumbrances, and Buyer shall purchase, acquire and accept from the Sellers and the Company, all right, title and interest of the Sellers and the Company and such Affiliates in and to the Purchased Assets and the Business (the “Transaction”).

    2.2    Commercial Efforts. Buyer shall use the same commercial efforts to sell the Products as it uses on its current product pipeline.

    2.3    Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, from and after the Closing, other than the Purchased Assets, the Sellers and the Company shall retain all of its right, title and interest in and to all of its assets that pertain to any sales booked by the Company prior to the Closing Date (the “Excluded Assets”), including, but not limited to:

(a) All cash and cash equivalents of the Company and its Affiliates including that received from sales of the Purchased Assets booked prior to the Closing Date;

(b) All accounts receivable of the Company and its Affiliates including that received from sales of the Purchased Assets booked prior to the Closing Date;

(c) The corporate name of the Company;

(d) Any refund or credit of taxes attributable to any tax period prior to Closing Date;

(e) All books and records other than those solely related to the Purchased Assets; and

(f) All tangible personal property owned by the Company and its Affiliates, other than such tangible personal property specifically included in the Purchased Assets.

2.4   No Assumption of Liabilities. Buyer shall not assume by virtue of this Agreement or the transactions contemplated hereby, and shall have no liabilities for and shall not be responsible to pay, perform or discharge, any liabilities of the Sellers, the Company or any of its Affiliates of any kind, character or description whatsoever, whether actual or contingent, known or unknown, intentional or unintentional, and whether statutory, in contract, tort, warranty or otherwise and whether with respect to the Business, the Purchased Assets, or otherwise, incurred, or which the claim for such liability occurred,  prior to the Closing Date (all such liabilities collectively referred to herein as the “Excluded Liabilities”).  Sellers and the Company shall, and shall cause each of its Affiliates to, pay and satisfy in due course all Encumbrances and Liabilities which they are obligated to pay and satisfy.  Notwithstanding any other provisions of this Agreement, and without limiting the generality of the foregoing, the Excluded Liabilities shall include, without limitation:

(a)      any liabilities of Sellers or the Company arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, any ancillary Transaction agreements, and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers, and others;

(b)      all liabilities of Sellers and the Company relating to the Company’s employees, whether such employees are involved in the Business or not and whether arising out of employment agreements, collective bargaining agreements or otherwise;

(c)      any and all Liability for (i) Taxes of Sellers or the Company (or any stockholder or Affiliate of Sellers or the Company) or relating to the Business and the Purchased Assets for any periods prior to and on the Closing Date; (ii) Taxes that arise out of the consummation of the transactions contemplated hereby or that are the responsibility of Sellers or the Company; or (iii) other Taxes of Sellers or the Company (including any Affiliate of Sellers or the Company) of any kind or description (including any Liability for Taxes of Sellers or the Company for any periods prior to and on the Closing Date (including any Affiliate of Sellers or the Company) that could become a Liability of Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation or Law);

(d)      all liabilities and obligations of Sellers and the Company relating to the Excluded Assets, all of which Sellers and the Company shall continue to be solely responsible for, and shall indemnify Buyer from, including all liabilities for foreign or federal, state or local income, franchise, sales, transfer or other taxes or charges relating to the conduct or operation of the Business or the ownership or use or sale of the Purchased Assets being acquired by Buyer hereunder due in respect of periods ending prior to or on the Closing Date (including, without limitation, all occupancy, payroll, excise, sales or use, property and import taxes, duties and charges and all deficiency assessments, penalties, and interest in respect thereof);

(e)      all Liabilities in respect of any pending or threated Action arising out of, relating to, or otherwise in respect of the operation of the Business or the Assets to the extent such Action relates to such operation on or prior to the Closing Date;

(f)      all Liabilities incurred by Sellers and the Company in the operation of the Business prior to the Closing Date;

(g)      all warranty obligations of Sellers and the Company incurred in the ordinary course of business with respect to products and/or services sold by Sellers and the Company prior to the Closing Date; and

(h) all such liabilities resulting from the sale of the Purchased Assets by Sellers and the Company to Purchaser pursuant to this Agreement.

2.5 Payments Received relating to Purchased Assets. After the Closing Date, (a) the Company shall remit all payments it receives for sales of the Purchased Assets after the Closing Date to Buyer within ten (10) days of its receipt thereof following the receipt of confirmation that the Sellers have paid all vendors and invoices related to the payments. After the Closing Date, the Company shall be responsible for all of the costs incurred by any party to all product returns, rebates, product defects or any issues whatsoever for any sales that were made prior to the Closing Date. These payments shall be made directly by the Company to the applicable party.

ARTICLE III. PURCHASE PRICE/PAYMENT AND CLOSING DELIVERIES

    3.1      Purchase Price. As consideration for the Purchased Assets, Buyer shall deliver or cause to be delivered to the Company the following consideration (collectively, the “Purchase Price”):

(a) $300,000 in cash paid in the Buyer on the Closing Date (the “Initial Cash Payment”);

(b) $100,000 in cash paid by the Buyer on the date that is four months after the Closing Date, if the Gross Revenues from the sale of the Products by Buyer are within 10% of the Company’s same Gross Revenues for 2015;

(c) $100,000 in cash paid by the Buyer on the date that is eight months after the Closing Date, if the Gross Revenues from the sale of the Products by Buyer are within 10% of the Company’s same Gross Revenues for 2015; and

(d) $130,000 in cash paid by the Buyer on the date that is twelve months after the Closing Date, if the Gross Revenues from the sale of the Products by Buyer are within 10% of the Company’s same Gross Revenues for 2015.

If the sales by Buyer as described in (b), (c) or (d) are less than the respective corresponding sales by Seller, then the amounts to be paid by Buyer to Sellers and the Company in (b), (c) or (d) shall be decrease proportionally in relation to such Gross Revenue decrease.

The payment described in (d) above shall increase by 25% if the Buyer’s Gross Revenues from the sale of the Products increase beyond $2,500,000 for the time period described in (d).

For each of (b) through (d) above, the Buyer shall spend at least the same amount of dollars on marketing as the Company spent for the same monthly period in 2015.

The cash payments described in (b) through (d) above shall be paid within 30 days of each of the dates described therein.

    3.2    Taxes.  The Parties agree that the Company shall bear all sales Taxes and all use Taxes, transfer Taxes, documentary charges, recording fees or similar Taxes, charges, fees or expenses that may become payable in connection with the sale of the Purchased Assets to Buyer, and the parties will cooperate in the filing of all necessary Tax returns and other documentation with respect to all such Taxes.  The Company shall also be required to pay any bulk sales Tax liability for the transaction.

    3.3.   Allocation of Purchase Price.  The Parties agree that the purchase price shall be allocated as set forth in Exhibit A to this Agreement.  Such allocation shall be binding on the parties and all income tax or other information returns, including IRS Form 8594 (“Asset Acquisition Statement under Section 1060”) shall be filed in a manner consistent with such allocation.

    3.4    Signing and Closing.  This Agreement will have a separate signing and closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place upon the delivering the following:

1. Acceptable marketing materials for the Products by Sellers and the Company to Buyer, in the Buyer’s sole discretion;

2. All contracts signed with services providers;

3. All contracts related to marketing, sales and product promotion;

4. All contracts signed for manufacturing if any;

5. All contracts signed with contractors; and

6. The wiring of the Initial Cash Payment to the Company by the Buyer to the following escrow account:  City National Bank, 555 S. Flower St., 21st Floor, Los Angeles, CA 90071, ABA No. 1220-16066 credited to Account No. 555050100 on the date of the Closing (the “Closing Date”) at the offices of the Buyer.

    3.5    Documents Evidencing Transfer of Purchased Assets.  At the Closing, the Sellers shall cause the Company shall deliver or cause to be delivered to Buyer the Bill of Sale in the form attached as Exhibit B-1 hereto (defined below), together with such further instruments of transfer transferring title to the Purchased Assets as Buyer shall reasonably request including the  Assignment of Trademarks attached as Exhibit B-2 hereto, the Assignment of Copyrights attached as Exhibit B-3 hereto and the Assignment of Domain Names attached as Exhibit B-4 hereto.  Such instruments of transfer shall vest in Buyer title to the Assets, free and clear of all Encumbrances.  The date of the Closing shall be hereinafter referred to as the “Closing Date”.

    3.6    Non-Competition Agreements.  At the Closing, Buyer shall enter into Non-Competitions Agreements with the Sellers and the Company in the forms attached as Exhibits C-1 and C-2 hereto.

    3.7    Further Assurances. The Sellers, the Company and the Buyer shall execute such documents, further instruments of transfer and assignment and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby including any filing under any state bulk transfer laws.  The Sellers’ and the Company’s obligations shall include, without limitation, providing Buyer with all necessary letters and authorizations required to transfer to Buyer any records, files, permits, authorizations, and licenses with any regulatory authorities, and assisting Buyer with any technology transfer.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE COMPANY

Except as disclosed in the Sellers’ and the Company’s Disclosure Schedule attached hereto, in order to induce Buyer to enter into this Agreement and consummate the transactions contemplated hereby, the Sellers shall cause the Company to make to Buyer the following representations and warranties:

    4.1     Sellers Ownership of the Company.  The Sellers own 100% of the membership interests in the Company and no other person or entity owns any membership interest in the Company

    4.2     Authority of the Sellers and the Company. The Sellers and the Company have all necessary power and authority and has taken all actions necessary to enter into this Agreement and to carry out the transactions contemplated hereby including obtaining required corporate and board approval.  This Agreement has been duly and validly executed and delivered by the Sellers and the Company and, when executed and delivered by Buyer, will constitute a legal, valid and binding obligation of the Sellers and the Company enforceable against it in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    4.2      Non-Contravention. The execution and delivery by the Sellers and the Company of this Agreement does not, and the performance by their or its relevant Affiliates of their or its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)      conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Articles of Organization or Operating Agreement or other organizational documents of the Company or its relevant Affiliates;

(b)      require any member approval of the Company;

(c)      conflict with or result in a violation or breach of any term or provision of any Law applicable to the Sellers, Company, the Purchased Assets or the Business;

(d)      require from the Sellers or the Company any notice to, declaration or filing with, or consent or approval of, any Governmental Authority or other third party; or

(e)      result in the imposition of any Encumbrance upon any of the Purchased Assets or the Business.

    4.3      Purchased Assets. Subject to the Security Agreement, the Company has good and marketable title to the Purchased Assets and the Purchased Assets are, and will be, delivered to Buyer free of any Encumbrances. The Sellers and the Company have not granted any license, agreement or other permission to any third party with respect to any of the Purchased Assets.

    4.4     Contracts. The Sellers and the Company has made available to Buyer true, correct and complete copies of all Contracts relating to the Purchased Assets and the Business.  The Sellers and the Company have (i) not received any written notice of cancellation of any Contract by the other party thereto and, to the Knowledge of the Sellers or the Company, no Contract relating to the Purchased Assets or the Business has been materially breached by the other party, and (ii) the Sellers and the Company have not received any written notice of material breach or material default by the Sellers or the Company under any such Contract.  Each Contract relating to the Purchased Contracts and the Business is legal, valid, binding and enforceable in all material respects in accordance with its terms with respect to the Sellers or the Company and, to the Knowledge of the Sellers and the Company, with respect to each other party to such Contract, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting the enforcement of creditors’ rights in general and general principles of equity.

    4.5      Intellectual Property. To the Knowledge of the Sellers and the Company (a) as of the Closing Date, each item of the Purchased IP is held or Controlled by the Sellers or the Company free and clear of any Encumbrances, and will be fully transferable, alienable or licensable by Buyer without restriction and without payment of any kind to any third party after the Closing, (b) the Sellers and the Company has made timely payment of any filing, registration, examination, maintenance and renewal fees due with respect to the Intellectual Property, except where the failure to do so does not have a material adverse effect with respect to the applicable Intellectual Property are not subject to any unpaid fees or taxes for filings falling due within sixty (60) days after the Closing Date, (c) the Sellers and the Company have not transferred ownership of, or granted any license of or right to use, or authorized the retention of any rights to use, to any Person any Intellectual Property, (d) the Sellers and the Company are not required to make or accrue any material royalty, milestone or other similar payment to any third party in connection with any of the Purchased IP, (e) the Sellers and the Company has not received any claim or demand from any third party alleging that any infringement, violation or misappropriation of any third party’s intellectual property rights has occurred with respect to the Intellectual Property or as a result of the manufacture, development or commercialization of any product using the Intellectual Property, (f) the Sellers and the Company are not aware of any actual, alleged or threatened infringement, violation or misappropriation by a third party of any Intellectual Property, and (g) the manufacture, use, sale or import of any products using the Intellectual Property by or on behalf of the Sellers and the Company have not infringed, misappropriated or otherwise violated the intellectual property rights of any third party.

    4.6     Financial Statements.   The Sellers and the Company have provided the Buyer with true, accurate, complete and valid unaudited financial statements of the Seller since the Products were launched.

    4.7     Compliance with Law.    Since January 1, 2014, to the Knowledge of the Sellers and the Company, (a) the Sellers and the Company have complied in all respects with and is not in breach, violation or noncompliance of any applicable Laws with respect to the ownership, use, manufacture or commercialization of the Purchased Assets and (b) no Governmental Authority in the Territory or any other Person has notified the Sellers or the Company or any of their or its Affiliates that its ownership, use, manufacture or commercialization of the Purchased Assets or its ownership or use of the Purchased Assets were or are in actual or potential breach, violation or noncompliance of any applicable Law or the subject of any investigation by a Governmental Authority.

    4.8   Taxes.   The Sellers and the Company have paid all Taxes of any kind whatsoever including without limitation all income, sales and use taxes, if any, due (whether or not shown on any tax return) with respect to the Purchased Assets and the Business for any period ending at or prior to the Closing Date.

    4.9   Litigation. There are no Actions or Proceedings current, pending or, to the Knowledge of the Sellers or the Company, threatened against, relating to, affecting or arising in connection with (i) Purchased Assets; (ii) the Business, (iii) this Agreement; or (iv) the transactions contemplated by this Agreement. The Sellers and the Company are not subject to any order that could reasonably be expected to materially impair or delay the ability of the Sellers or the Company to perform their or its obligations under this Agreement.

    4.10   Regulatory Matters. There are no Actions or Proceedings by any Governmental Authority pending or, to the Knowledge of the Sellers Company, threatened regarding any Purchased Assets or the Business.

    4.11   Insurance/Product Liability Loss Runs.  The Sellers or the Company have purchased insurance covering them and it against general liability, litigation and other liabilities and has provided Buyer with complete copies of all such policies.  The Sellers and the Company have provided to Buyer a copy of its product liability loss runs for the last five years for the Purchased Assets and the Business.  The Sellers and the Company are not aware of any adverse effects on any of its customers from the use of the Products.

    4.12   No Non-Competition Agreements or Preferential Obligations. The Purchased Assets and the Business are not subject to any non-competition agreements with, or other agreements granting preferential rights to purchase or license the Purchased Assets to, third parties.

    4.13   Managing Members, Officers and Directors. The person specified on the signature page hereof is a managing member, officer or director of the Company as of the Effective Date.

    4.14   Solvency. The Sellers and the Company have entered into this Agreement in good faith as a result of arms-length negotiations with Buyer.  The Sellers and the Company are not entering into this Agreement or any transaction contemplated hereunder with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted.  The Sellers and the Company have the capacity and financial capability to comply with and perform all of the covenants and obligations under this Agreement.  Further, as of the Closing, giving effect to the consummation of all of the transactions contemplated by this Agreement, including, without limitation, the transfer and delivery of the Purchased Assets, will not cause the Sellers or the Company to be insolvent under any applicable Law relating to fraudulent transfers or fraudulent conveyance.

    4.15  Disclosure.  The Sellers and the Company represent and warrant that they and it have provided to Buyer true and correct copies of all documents, instruments, materials, books and records related to the Purchased Assets and the Business in their and its possession or control.

    4.16  Brokers. The Sellers and the Company have retained a broker in connection with the transactions contemplated hereunder and it and the Sellers and the Company have the sole responsibility for payment of such broker.  The Buyer will have no obligation to pay fees of any brokers, finders, investment bankers, or financial advisors engaged by the Company and the Sellers in connection with this Agreement or the transactions contemplated hereby.

    4.17 Disclosure.  The Sellers and the Company has disclosed all facts material to the Purchased Assets and the Business to Buyer and its representatives. All documents that have been provided to Buyer in writing, as well as any exhibits furnished to Buyer hereunder by either the Company or the Sellers, are true, complete and correct copies of the original documents. No representation or warranty contained in this Agreement, and no statement, certificate, schedule, list or other information furnished to Buyer by the Company or by Sellers during the due diligence process or in connection with this Agreement, contains any untrue statement of a material fact or omits to state a fact necessary in order to make the statements herein or therein not misleading.

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the Buyer’s Disclosure Schedule attached hereto, in order to induce the Sellers and the Company to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby makes to the Sellers and the Company the following representations and warranties:

    5.1      Corporate Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.  Buyer has all required corporate power and authority to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby and thereby.

    5.2      Authority of Buyer. This Agreement and all agreements, documents and instruments executed and delivered by Buyer pursuant hereto are valid and binding obligations of Buyer, enforceable in accordance with their respective terms.  The execution, delivery and performance of this Agreement and all agreements, documents and instruments executed and delivered by Buyer pursuant hereto, have been duly authorized by all necessary corporate, board or other action of Buyer.

    5.3      Non-Contravention. The execution and delivery by Buyer of this Agreement does not, and the performance by it of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

          (a)      conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Certificate of Incorporation, Bylaws or other organizational documents of Buyer;

          (b)      require any shareholder approval of the Buyer;

          (c)    violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to Buyer;

          (d)      require from Buyer any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party; or

          (e)      violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or other obligation to which Buyer is a party or by which Buyer or any of its assets are bound.

    5.4      Litigation. There are no Actions or Proceedings pending, or to the Knowledge of Buyer threatened or anticipated, against, relating to, affecting or arising in connection with (i) this Agreement or (ii) the transactions contemplated by this Agreement.  Buyer is not subject to any order that could reasonably be expected to materially impair or delay the ability of Buyer to perform its obligations under this Agreement.

    5.5      Brokers. Buyer has not retained any broker in connection with the transactions contemplated hereunder.  The Company will have no obligation to pay fees of any brokers, finders, investment bankers, or financial advisors engaged by Buyer in connection with this Agreement or the transactions contemplated hereby.

    5.6      Right to Audit

     (a) For so long as Buyer's obligation to pay the Purchase Price pursuant to this Agreement continues, and for twelve (12) months thereafter, the Company shall maintain books and records, consistent with sound business and accounting practices and in such form and in such detail as to enable Company, through an independent certified public accountant, to verify the amounts payable to it pursuant to this Agreement;

     (b) Upon the prior written request of the Company, but not more than once during the time period that the Purchase Price is to be paid, the Buyer shall permit an independent certified public accounting firm selected by the Sellers or the Company and approved by the Buyer, which approval will not be unreasonably withheld, to have access, during normal business hours, to such of the records of the Buyer, restricted to sales data specific to products covered by this Agreement as may be reasonably necessary to verify the accuracy of the sales of the Buyer for the Purchased Assets pursuant to this Agreement.

(i) Buyer shall provide reasonable cooperation with such accounting firm and shall not charge the Company for such cooperation.

(ii) The accounting firm shall be bound by obligations of confidentiality and may disclose to the Buyer only whether the records are correct or not and the specific details concerning any discrepancis; otherwise the account firm shall be prohibited from disclosing any information obtained or generated in connectio with such review to the Company or to any persons.

(iii)  All audit materials and reports shall be held in confidence and not used for any purpose except for enforcing this Agreement.

(iv) Prompt adjustment shall be made for any errors disclosed by such examination.

(v) Any such audit shall be at the Company’s expense. If an audit reveals underpayments to Company’s for a particular period exceeding ten percent (10%) of the total payments made to the Company by the Buyer with respect to that period, such underpayment is evidenced as both inadvertent and remedied within the subsequent period, the Buyer shall fully pay the balance of any underpayment within 30 days of such findings and the total cost of the audit that precipitated said results.

    5.7     Disclosure.  Buyer has disclosed all facts material to the Company and the Sellers relative to Buyer’s purchase of the Purchased Assets. All documents that have been provided to the Company and the Sellers in writing, as well as any exhibits furnished to the Company and Sellers hereunder by Buyer, are true, complete and correct copies of the original documents. No representation or warranty contained in this Agreement, and no statement, certificate, schedule, list or other information furnished to the Company or Sellers by Buyer during the due diligence process or in connection with this Agreement, contains any untrue statement of a material fact or omits to state a fact necessary in order to make the statements herein or therein not misleading.

ARTICLE VI. CONDITIONS TO CLOSING

    6.1      Conditions Precedent to the Obligations of Buyer.  The obligation of Buyer to close this Transaction is subject to the satisfaction or waiver by Buyer, at or before the Closing, of each of the following conditions:

(a)           The representations and warranties of Sellers and the Company contained herein shall be true and correct in all material respects as of the date when made and as of the closing as though made on and as of such date;

(b)           Sellers and the Company shall have performed, satisfied and complied in all material respect with all covenants, agreements and conditions required by the Transaction to be performed, satisfied or complied with by it at or prior to the Closing;

(c)           Any required consent to the transfer of the Purchased Assets and the Business under any law, regulation, lease or contract shall have been obtained;

(d)           Any required consent to the assignment of an Contract to be assumed by Buyer shall have been obtained;

(e)           The parties shall have complied with the requirements of the California Bulk Sales Law, if required, unless waiver by mutual agreement of the parties;

(f)           Buyer shall have satisfactorily completed, in Buyer’s sole discretion, its due diligence review of Sellers and the Company and the Purchased Assets and the Business;

(g)           The Purchased Assets and the Business shall be in substantially the same condition on the Closing Date as on the Effective Date, and there shall be no loss or damage to the property prior to the Closing Date;

(h)           All Encumbrances relating to the Purchased Assets and the Business shall be satisfied, terminated and discharged by Sellers and the Company on or prior to the Closing Date, and evidence reasonably satisfactory to Buyer and its counsel of the satisfaction, termination and discharge shall be delivered to Buyer at or prior to the Closing Date;

(i)           Buyer and Buyer’s auditors shall have satisfactorily completed, in Buyer’s sole discretion, an audit of the financial books and records of the Company; and

(j)           No action, suit or proceeding before any court or any governmental body or authority that would in any way affect the Purchased Assets and the Business, Sellers or the Company or the ability of the parties to consummate the transactions contemplated by this Agreement shall have been instituted or threatened on or before the Closing Date.

    6.1      Conditions Precedent to the Obligations of Sellers and the Company. The obligations of Sellers and the Company to close this Transaction is subject to the satisfaction or waiver by Sellers and the Company, at or before the Closing, of each of the following conditions:

    (a)  The representations and warranties of Buyer contained herein shall be true and correct in all material respects as of the date when made and as of the closing as though made on and as of such date;

    (b)           Buyer shall have performed, satisfied and complied in all material respect with all covenants, agreements and conditions required by the Transaction to be performed, satisfied or complied with by it at or prior to the Closing; and

    (c)           No action, suit or proceeding before any court or any governmental body or authority that would in any way affect the Purchased Assets and the Business, Buyer or the ability of the parties to consummate the transactions contemplated by this Agreement shall have been instituted or threatened on or before the Closing Date.

ARTICLE VII COVENANTS OF THE PARTIES

    7.1      Cooperation. Each Party shall cooperate fully with the other in preparing and filing all notices, applications, submissions, reports and other instruments and documents that are necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including the Sellers’ and the Company’s  cooperation in the efforts of Buyer to obtain any consents and approvals of any Governmental Authority required for Buyer to be able to own the Purchased Assets.

    7.2      Certain Tax Matters.  Sellers and the Company shall duly prepare or cause to be prepared or cause to be prepared, and file or cause to be filed, on a timely basis, all federal, state and local Tax returns for the Buyer and for the Purchased Assets and the Business for any period ending on or before the closing Date.  Sellers shall cause the Company to provide such Tax returns to Buyer for review at least fifteen (15) business days prior to their due date (including extensions where applicable).  If Sellers and the Company determine that the Company is required to file an amended Tax return with respect to the Purchased Assets, then Sellers shall cause the Company to  provide a copy to Buyer at least fifteen (15) business days prior to filing the same.  After the Closing Date, each party shall provide the other with such information and records and access to such of its officers, directors, employees and agents as may be reasonably requested in connection with the preparation of any Tax return or any audit or other proceeding relating to the Purchased Assets.

    7.3     Further Assurances. For a period of twelve (12) months following the Closing Date, the Sellers shall cause the Company from time to time, at the request of Buyer, execute and deliver, or cause to be executed and delivered, such other instruments of conveyance and transfer and take such other actions as Buyer may reasonably request, in order to more effectively consummate the transactions contemplated by this Agreement and to vest in Buyer good and marketable title to the Purchased Assets.

    7.4     Manufacturing Records.  On the Closing Date, and for twelve (12) months thereafter, Sellers and the Company agree to assign and deliver all manufacturing, customer, third party, and any other contracts as requested by Buyer, relating to the Products, Purchased Assets and the Business.

    7.5     FDA Review Records.  On the Closing Date, and for twelve (12) months thereafter, Sellers and the Company agrees to provide and deliver any and all sales records, manufacturing batch records, clinical study data if any, FDA review records if any and any other records or data as requested by Buyer, relating to the Products, Purchased Assets and the Business.

    7.6     Confidentiality. The Sellers and the Company shall maintain the confidentiality of all Purchased Assets and the Business and information therein that is of a confidential nature, and shall not disclose such information to any third party without the prior written consent of Buyer.  Such obligation of confidentiality shall not apply to any specific item of information that: (i) is now or later made known to the public through no default by the Sellers or the Company, or its Affiliates; (ii) is acquired from a third party, having a right to disclose such information; or (iii) is required to be disclosed by Law, so long as Buyer is given advance written notice of such disclosure and an opportunity to seek a protective order or confidential treatment, and the Seller shall cooperate in any such efforts at Buyer’s request.  For clarity, Sellers, the Company and Buyer agree to issue a joint public statement announcing the closing of the transactions contemplated by this Agreement on such timing and in such form as the Parties shall mutually agree.

    7.7     Technology, Sales and Marketing Transfer. For a period of three (3) months following the Closing Date, the Sellers and the Company shall from time to time, at the request of Buyer, provide reasonable assistance at their own cost to promptly copy and transfer information included within the Purchased Assets and the Business including but not limited to any training materials, marketing or promotional materials and other trade secrets or know how, which are necessary or useful to make, use or sell the products utilizing the Intellectual Property, which is in the possession and control of Buyer.

    7.8     Transition Assistance.  For a period of three (3) months following the Closing Date, Sellers and the Company shall assist Buyer in the 3PL, sales and marketing or other areas needed to successfully continue selling the Purchased Assets in terms of on-line and retain distribution of the Purchased Assets to allow Buyer to integrate the Purchased Assets into its product platform.

ARTICLE VIII. INDEMNIFICATION

    8.1      Survival of Representations and Warranties. The representations and warranties of the Sellers, the Company or Buyer contained in this Agreement or documents executed in connection herewith shall survive the Closing Date for a period of twelve (12) months only and during such period shall bind the successors and assigns of the relevant Party, whether so expressed or not, and all such representations and warranties shall inure to the benefit of the successors and assigns of the Parties hereto, whether expressed or not.  The representations and warranties of the Sellers and the Company described in Section 4.6 shall survive indefinitely and shall not be subject to any cap or limitation of any kind whatsoever.

    8.2      Indemnification.

         (a)      By Sellers and the Company. From and after the Closing Date, the Sellers and the Company shall jointly and severally indemnify, defend and hold harmless Buyer, its Affiliates, and their respective officers, directors, employees, agents, successors and assigns from and against any and all costs, losses, liabilities, damages and expenses (including reasonable fees and disbursements of attorneys) incurred in connection with third party claims, demands and liabilities (“Third Party Claims”) arising out of or relating to (i) any breach of any covenant, representation, warranty or agreement of the Sellers and the Company in this Agreement and (ii) or other assets, liabilities, Taxes or other matters of the Company included in the Excluded Assets and not included in the Purchased Assets.

             (b)      By Buyer. From and after the Closing, Buyer shall indemnify, defend and hold harmless the Sellers and the Company, their Affiliates, and their respective officers, directors, employees, agents, successors and assigns from and against any and all Third Party Claims arising out of or relating to: (i) any breach of any covenant, representation, warranty or agreement of Buyer in this Agreement; or (ii) the research, development or commercialization of any product using the Purchased Assets after the Closing Date.

         (c)      Procedure. A person or entity intending to claim indemnification under this Section 8.2 (the “Indemnitee”) shall promptly notify the Party providing indemnification (the “Indemnitor”) of any Third Party Claim with respect to which the Indemnitee intends to claim such indemnification.  Indemnitor shall have the right to control the defense of any such Third Party Claim with reasonable input from the Indemnitee, as to which the obligation to indemnify the Indemnitee has been acknowledged by the Indemnitor in writing. The indemnity agreement in this Section 8.2 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action of which settlement is effected without the consent of the Indemnitor.  The Indemnitee under this Section 8.2, its employees and agents, shall cooperate fully with the Indemnitor and its legal representative(s) in the investigations and defense of any Third Party Claim covered by this indemnification.  The Indemnitee shall have the right to participate in the defense of such action at its own cost.

    8.3      Limitation of Damages. The indemnification obligations of a party under Section 8.2 and the liability of a Party for all damages whatsoever arising out of or related to this Agreement and the instruments and agreements contemplated hereby and the transactions contemplated hereby and thereby shall be limited as follows:

(i)	Cap. The aggregate liability of a party shall not exceed the Purchase Price (“Cap Amount”) except as described herein.

(ii)	Basket. A party shall only be liable if and to the extent that an individual claim exceeds One Thousand Dollars (US$1,000).

(iii)	Insurance. A party shall not be liable to the extent an Indemnitee or the other party receives payment from any insurer or other third party.

(iv)	Failure to Mitigate. A party shall not be liable to the extent that an Indemnitee or the other party had the commercially reasonable opportunity, but failed, in good faith to mitigate such damages.

(v)
Cap Amount Not Applicable.  The Cap Amount shall not apply to any gross negligence, willful misconduct or fraudulent misrepresentation by an Indemnitor or to any action relating to the Stanford License Agreement or to the Retained Rights.

(vi)	Contribution by Indemnitee or Other Party. An Indemnitor shall not be liable to the extent that an Indemnitee or the other party caused, by gross negligence or willful misconduct, the claim or loss.

(vii)
No Consequential Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE UNDER OR WITH RESPECT TO THIS AGREEMENT, OR ANY OTHER AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY, FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES OF ANY KIND, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS.

ARTICLE IX. MISCELLANEOUS

    9.1      Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission with answer back confirmation or mailed (postage prepaid by certified or registered mail, return receipt requested) or by nationally recognized overnight courier that maintains records of delivery to the parties at the following addresses or facsimile numbers:

If to the Sellers:

Attention: George Rivera
Address: 1108 Lavaca Street, Suite 110-338, Austin, Texas 78701
Facsimile:

With a copy to Seller’s Legal Counsel:

Attention: George Rivera
Address: 1108 Lavaca Street, Suite 110-338, Austin, Texas 78701
Facsimile:

If to Buyer:
Innovus Pharmaceuticals, Inc.

9171 Towne Center Drive, Suite 440 San Diego, CA 92122
Attention: CEO

Facsimile: 858-249-7879

With a copy to Buyer’s Legal Counsel:
Innovus Pharmaceuticals, Inc.
9171 Towne Center Drive, Suite 440
San Diego, CA 92122
Attention:  Acting General Counsel and Secretary
Facsimile: 858-249-7879

If to

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section, be deemed given upon receipt, (b) if delivered by facsimile to the facsimile number as provided in this Section, be deemed given upon receipt by the sender of the answer back confirmation, provided a confirmation copy is sent by mail and (c) if delivered by mail in the manner described above or by overnight courier to the address as provided in this Section, be deemed given upon receipt.  Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto in accordance with the terms of this Section.

    9.2      Entire Agreement. This Agreement supersedes all prior discussions and agreements among the parties with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

    9.3      Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (d) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (e) the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”; and (f) the term “including” or “includes” means “including without limitation” or “includes without limitation.”  Whenever this Agreement refers to a number of days, such number shall refer to calendar days.

    9.4      Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by any party hereto of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.  All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

    9.5      Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by each Party hereto.

    9.6      Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Party hereto, other than to an Affiliate or to a successor in interest of such Party by reason of a merger, acquisition or sale of all or substantially all of the assets of such Party with a guarantee of performance by the assigning Party, and any attempt to do so, other than as permitted above, will be void.  This Agreement is binding upon, inures to the benefit of and is enforceable by the Parties hereto and their respective successors and permitted assigns.

    9.7      Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

    9.8      Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never compromised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar to terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the parties.

    9.9      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts executed and performed in such state, without giving effect to conflicts of laws principles.

    9.10     Consent to Jurisdiction and Forum Selection. The Parties hereto agree that all actions or proceedings arising in connection with this Agreement shall be initiated and tried exclusively in the local and federal courts located in San Diego County, California.

    9.11      Expenses. Except as otherwise provided in this Agreement, each Party hereto shall pay its own expenses and costs incidental to the preparation of this Agreement and to the consummation of the transactions contemplated hereby.

    9.12      Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

    9.13      Sellers, the Company and Their Affiliates. The Sellers and the Company hereby acknowledges that any reference to the Sellers and the Company in this Agreement shall be to the Sellers, the Company and those of their Affiliates that own or possess the Purchased Assets or the Business.  The Sellers and the Company also agree that any reference to action to be taken by the Sellers and the Company under this Agreement shall, without further expression, include a covenant by the Sellers and the Company to cause those of their Affiliates that own or possess the Purchased Assets or the Business to take such action, as the case may be.

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IN WITNESS WHEREOF, this Agreement has been executed by the Parties hereto all as of the date first above written.

SELLERS:

GEORGE RIVERA

/s/ GEORGE RIVERA

Date:  February 8, 2016

MARY RUSFELDT

/s/ MARY RUSFELDT

Date:  February 8, 2016

CHAD HAMZEH

/s/ CHAD HAMZEH

Date:  February 8, 2016

THE COMPANY:

BEYOND HUMAN, LLC

By: /s/ GEORGE RIVERA

Name: George Rivera

Title: Managing Member
Date: February 8, 2016

THE BUYER:

INNOVUS PHARMACEUTICALS, INC.

By: /s/ BASSAM DAMAJ
Name: Bassam Damaj
Title:   President and CEO
Date:   February 8, 2016